Management's Discussion and Analysis
For the Three and Six Months Ended June 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements and related notes for the years ended December 31, 2015 and the unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2016, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, July 25, 2016. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production and cash operating costs for 2016; the achievement of full year guidance at Wassa and Prestea; the timing for transforming Wassa and Prestea into lower cost producers; the impact of the brownfield underground development projects at Wassa and Prestea on the Company; the ability of the Company to transform into a reliable and stable low cost producer when both underground projects are in full production and the timing for such production; sustaining and development capital expenditures for 2016; the change to mechanized shrinkage mining at Prestea Underground mine and the safety and efficiency of mechanized shrinkage mining at Prestea Underground mine; the timing for mechanical and electrical rehabilitation work, as well as pre-development and development work and timing of stoping and processing rate at Prestea Underground mine; the timing of and amount of production from each of Wassa Underground mine and Prestea Underground; future work to be completed at Wassa Underground Mine, including the rate of decline advances during the remainder of 2016 and accessing the B Shoot; expected funding under the Streaming Agreement (as defined herein); the sources of funds available to the Company and the sufficiency thereof to fund operations and capital expenditures for the development of Wassa Underground and Prestea Underground mines; the timing and amount of payments to be received under the Streaming Agreement; working capital, debt repayments and requirements for additional capital; the availability of power from the Company’s electricity provider or from other sources; and the ability of the Company to repay the 5% Convertible Debentures when due or to restructure them or make alternate arrangements.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2015. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2015 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Bogoso/Prestea gold mines in Ghana. The Company is pursuing brownfield underground development projects at its Wassa and Prestea mines that are expected to transform the Company into a reliable and stable low cost producer when both projects are in full production expected by the end of 2017. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
OPERATING SUMMARY		2016	2015	2016	2015
Wassa gold sold	oz	21,092	24,829	51,978	48,023
Bogoso/Prestea gold sold	oz	20,912	30,303	42,694	70,354
Total gold sold	oz	42,004	55,132	94,672	118,377
Total gold produced	oz	42,461	55,132	95,677	118,377
Average realized gold price	$/oz	1,225	1,193	1,189	1,202

Cash operating cost per ounce - Wassa[1]	$/oz	975	918	815	1,015
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	943	1,273	841	1,133
Cash operating cost per ounce[1]	$/oz	959	1,113	826	1,085
All-in sustaining cost per ounce[1]	$/oz	1,185	1,274	1,016	1,250

FINANCIAL SUMMARY
Gold revenues	$'000	51,457	65,796	112,524	142,315
Cost of sales excluding depreciation and amortization	$'000	42,956	78,738	84,014	150,941
Depreciation and amortization	$'000	4,136	13,175	9,932	24,760
Mine operating margin/(loss)	$'000	4,365	(26,117)	18,578	(33,386)
General and administrative expense	$'000	8,645	4,829	15,867	8,461
Loss on fair value of financial instruments	$'000	18,071	1,266	20,278	5,002

Net loss attributable to Golden Star shareholders	$'000	(22,034)	(61,503)	(19,983)	(74,630)
Adjusted net earnings/(loss) attributable to Golden Star shareholders[2]	$'000	1,433	(15,727)	9,971	(24,153)
Loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.08)	(0.24)	(0.08)	(0.29)
Adjusted earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	0.01	(0.07)	0.04	(0.09)
Cash provided by/(used in) operations	$'000	6,123	(2,664)	7,051	2,174
Cash provided by/(used in) operations before working capital changes[3]	$'000	19,293	(18,090)	30,060	(19,511)
Cash provided by/(used in) operations per share - basic and diluted	$/share	0.02	(0.01)	0.03	0.01
Cash provided by/(used in) operations before working capital changes per share - basic and diluted	$/share	0.07	(0.03)	0.12	(0.08)

Capital expenditures	$'000	23,007	12,754	38,921	25,536
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net loss attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders to net earnings/(loss) attributable to Golden Star shareholders and net loss per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided by operations before working capital changes.

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Gold sales of 42,004 ounces in the second quarter of 2016 were 24% lower than the 55,132 ounces sold in the same period in 2015. Gold sales in the second quarter decreased by 24% compared to the same period in 2015 due to less tonnes mined and processed as well as lower grade at both operations. Bogoso/Prestea gold sales decreased by 31% in the second quarter of 2016 compared to the same period in 2015 as a result of lower plant throughput as the high cost, high power consuming refractory operation at Bogoso was not suspended until the end of the third quarter of 2015. Production in the second quarter of 2016 was exclusively from the lower cost Prestea non-refractory operation, resulting in the decline in ounces compared to the same period in prior year. For the six months ended June 30, 2016, gold sales of 94,672 ounces were 20% lower than the 118,377 ounces sold in the same period in 2015, due to the lower throughput in both operations, primarily as a result of suspending the high cost refractory operation at Bogoso in the third quarter of 2015. Wassa gold sales decreased by 15% in the second quarter due to a 15% decrease in processed grade as well as a scheduled plant shutdown.

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Consolidated cash operating cost per ounce was $959 in the second quarter of 2016, 14% lower than $1,113 in the same period in 2015. Wassa achieved cash operating cost per ounce of $975 in the second quarter of 2016 compared to $918 in the same period in 2015. The higher cash operating cost per ounce at Wassa was due to a 15% decrease in gold sold in the second quarter of 2016 compared to the same quarter in 2015. Bogoso/Prestea's cash operating cost per ounce was $943 in the second quarter of 2016, compared to $1,273 in the same period in 2015. The lower cash operating cost per ounce was a result of lower costs due to exclusively mining and processing Prestea oxide ore through the non-refractory plant, which commenced in the third quarter of 2015. During the second quarter of 2015, 85% of the Bogoso/Prestea production came from the high cost Bogoso refractory operation, which was suspended in the third quarter of 2015. For the six months ended June 30, 2016, consolidated cash operating cost per ounce was $826, a 24% decline compared to $1,085 in the same period in 2015 due to the suspension of the high cost refractory plant at Bogoso/Prestea.

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Gold revenues totaled $51.5 million in the second quarter of 2016, compared to $65.8 million in the same period in 2015. The decline in gold revenues was a result of fewer ounces sold, slightly offset by a higher realized gold price in the second quarter of 2016 as compared to the same period in 2015. The decline in ounces sold at Bogoso/Prestea was primarily a result of suspending the high cost, high power consuming refractory operation at Bogoso in the third quarter of 2015, in favour of the lower cost Prestea non-refractory operation. The decline in ounces sold at Wassa was a result of a scheduled plant shutdown at the beginning of the second quarter of 2016. For the six months ended June 30, 2016, gold revenue totaled $112.5 million, a 21% decline compared to $142.3 million in the same period in 2015 due primarily to the suspension of the refractory operation at Bogoso.

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Cost of sales excluding depreciation and amortization in the second quarter of 2016 totaled $43.0 million compared to $78.7 million in the same period in 2015. For the six months ended June 30, 2016, cost of sales excluding depreciation and amortization totaled $84.0 million compared to $150.9 million in the same period in 2015. The decrease in cost of sales excluding depreciation and amortization for both the three and six months ended June 30, 2016 were due primarily to a decrease in mine operating expenses at the Bogoso/Prestea mine. Lower mine operating expenses were a result of exclusively mining and processing lower cost Prestea oxide ore through the non-refractory plant as compared to processing primarily through the higher cost refractory plant in 2015. The most significant savings at Bogoso/Prestea were achieved in reducing processing costs by over $20 million per quarter compared to 2015 due to the suspension of the refractory operation. Additionally, Bogoso incurred $13.0 million of severance charges in the second quarter of 2015 as compared to $nil in 2016, resulting in significant savings.

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Depreciation and amortization expense totaled $4.1 million in the second quarter of 2016 compared to $13.2 million in the same period in 2015. For the six months ended June 30, 2016, depreciation and amortization totaled $9.9 million compared to $24.8 million in the same period in 2015. The decrease in depreciation and amortization expense for both the three and six months ended June 30, 2016 were primarily a result of the lower production and higher reserve and resource estimates at the Bogoso/Prestea operation compared to prior year.

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General and administrative costs totaled $8.6 million in the second quarter of 2016, compared to $4.8 million in the same period in 2015. For the six months ended June 30, 2016, general and administrative costs totaled $15.9 million compared to $8.5 million in the same period in 2015. The increase was due to the higher non-cash share based compensation accrued for the three and six months ended June 30, 2016, compared to the same periods in 2015, as result of a significant improvement in the Company's share price. Non-cash share based compensation expenses were $5.4 million and $9.7 million respectively for the three and six months ended June 30, 2016, compared to $1.5 million and $2.1 million respectively for the three and six months ended June 30, 2015. General and administrative costs excluding non-cash share-based compensation costs totaled $3.2 million and $6.1 million are $0.1 million and $0.3 million lower respectively for the three and six months ended June 30, 2016 compared to prior year.

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The Company recorded $18.1 million of fair value losses on financial instruments in the second quarter of 2016 compared to fair value losses of $1.3 million in the same period in 2015. The fair value loss in the second quarter of 2016 was comprised of $15.2 million non-cash revaluation loss on the 5% Convertible Debentures, $0.9 million non-cash revaluation loss on warrants, $1.5 million non-cash revaluation loss on forward and collar contracts and $0.5 million realized loss on settled forward and collar contracts. The $1.3 million fair value loss recognized in the second quarter of 2015 was a non-cash revaluation loss on the 5% Convertible Debentures. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A. For the six months ended June 30, 2016, the Company recorded $20.3 million of fair value losses on financial instruments compared to $5.0 million for the same period in 2015.

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Net loss attributable to Golden Star shareholders for the second quarter of 2016 totaled $22.0 million or $0.08 loss per share, compared to a net loss of $61.5 million or $0.24 loss per share for the same period in 2015. For the six months ended June 30, 2016, net loss attributable to Golden Star shareholders totaled $20.0 million or $0.08 loss per share, compared to a net loss of $74.6 million or $0.29 loss per share in the same period in 2015. The decrease in net loss attributable to Golden Star shareholders for the three months ended June 30, 2016 were a result of $34.4 million impairment charges recorded in the second quarter of 2015, compared to $nil in 2016, a $30.5 million increase in mine operating margin, offset by a $3.8 million increase in non-cash share-based compensation expense and a $16.8 million increase in non-cash revaluation of financial instruments in 2016. Non-cash revaluation of financial instruments includes the mark-to-market revaluation of the Company's 5% Convertible Debentures, the outstanding warrants and derivative contracts.

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Adjusted net earnings attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $1.4 million in the second quarter of 2016, compared to adjusted net loss attributable to Golden Star shareholders of $15.7 million for the same period in 2015. For the six months ended June 30, 2016, adjusted net earnings attributable to Golden Star shareholders (see "Non-GAAP Financial Measures") was $10.0 million compared to adjusted net loss of $24.2 million attributable to Golden Star shareholders in the same period in 2015. The adjusted net earnings attributable to Golden Star shareholders in the three and six months ended June 30, 2016 was principally due to higher mine operating margin compared to same periods in 2015.

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Cash provided by operations before working capital changes was $19.3 million for the second quarter of 2016, compared to $18.1 million cash used in operations before working capital changes in the same period in 2015. For the six months ended June 30, 2016, cash provided by operations before working capital changes was $30.1 million compared to $19.5 million cash used by operations before working capital changes in the same period in 2015. The increases are primarily attributable to the higher mine operating margins at both operations and the advanced payment received from RGLD pursuant to the Streaming Agreement.

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Capital expenditures for the second quarter of 2016 totaled $23.0 million compared to $12.8 million in the same period in 2015. The major capital expenditures in the second quarter of 2016 at Wassa included $8.4 million of expenditures relating to the development of the Wassa Underground Mine and $2.9 million for the improvement of the tailings storage facility. Capital expenditures at Bogoso/Prestea during the second quarter of 2016 included $7.7 million on expenditures relating to the development of Prestea Underground Mine and $1.2 million on the Prestea Open Pit Mines. For the six months ended June 30, 2016, capital expenditures totaled $38.9 million compared to $25.5 million in the same period in 2015.

OUTLOOK FOR 2016
Production, cost and capital expenditures guidance for 2016 for the Company's operations remains unchanged.
Due to a scheduled plant shut-down at Wassa that was planned for the second quarter of 2016, the production in the second quarter of 2016 was slightly lower than the prior quarter. This resulted in higher cash operating costs per ounce at Wassa in the second quarter of 2016. The Company continues to expect Wassa to achieve the full year guidance. The Company also expects Prestea to achieve full year guidance with both production and costs well within guidance range through the first six months of 2016.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices increased from $1,237 per ounce at the end of the first quarter of 2016 to $1,321 per ounce at June 30, 2016. The Company realized an average gold price of $1,225 per ounce for gold sales during the second quarter of 2016, compared to an average realized gold price of $1,193 per ounce for the same period in 2015.
The average gold price realized by the Company was affected by the gold purchase and sale agreement ("Streaming Agreement") entered into with RGLD Gold AG ("RGLD"). Revenue from spot sales during the second quarter of 2016 resulted in an average realized price of $1,265 per ounce whereas revenue recognized from the Stream Agreement resulted in an average realized price of $887 per ounce (see table below). During the second quarter ended June 30, 2016, 4,438 ounces of gold were delivered to RGLD at an average realized gold price of $887 per ounce. Cash proceeds received from RGLD totaled $249 per ounce for the quarter ended June 30, 2016.

	Three Months Ended June 30, 2016			Six Months Ended June 30, 2016
	$'000	Ounces	Realized price	$'000	Ounces	Realized price
Revenue - Stream arrangement
Cash proceeds	$1,107			$2,121
Deferred revenue recognized	2,831			5,606
	$3,938	4,438	$887	$7,727	8,788	$879
Revenue - Spot sales	47,519	37,565	1,265	104,797	85,884	1,220
Total revenue	$51,457	42,003	$1,225	$112,524	94,672	$1,189
Commencement of stoping from Wassa Underground
On July 12, 2016, the Company announced that pre-commercial production has commenced at its Wassa Underground Mine in Ghana as scheduled. The successful blasting of the first stope in the F Shoot of the Wassa Underground took place on July 10, 2016 delivering the first ore from the new underground mine to the Wassa processing plant. The higher grade areas within the B Shoot are expected to be accessed in early 2017.
$20 Million from Streaming Agreement with RGLD
During the quarter ended June 30, 2016, the Company received an advance payment of $20.0 million pursuant to the Streaming Agreement with RGLD. On July 1, 2016, the Company received an additional $20.0 million of scheduled advance payment. The remaining $30.0 million of scheduled advance payments are expected to be received between October 2016 to January 2017.
Equity financing
On May 9, 2016, the Company completed the bought deal transaction of selling 22,750,000 common shares and received net proceeds of $13.7 million.
Settlement of $36.5 Million of Current Account Payable
During the second quarter of 2016, the Company paid $12 million to a significant vendor to settle a portion of the $36.5 million of liability owed to that vendor which had been previously recorded as a current liability. The remaining outstanding balance of $24.5 million has been deferred until January 2018 after which, the outstanding balance will be repaid in equal installments for 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017. The amount of $24.5 million has been recorded as part of long-term debt net of a gain of $2.7 million on remeasurement of the deferral.
Repurchase of 5% Convertible Debentures
During the second quarter of 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.8 million that included an interest payment of $0.1 million. As at June 30, 2016, $73.9 million principal amount of the 5% Convertible Debentures remain outstanding and will mature on June 1, 2017.
Forward and collar contracts
During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects. On July 25, 2016, the Company has the following outstanding contracts: (i) forward sales contracts for 6,000 ounces (or 1,000 ounces per month from July to December 2016) at a gold price of $1,188 per ounce, and (ii) costless collars on 24,000 ounces with a floor price of $1,125 per ounce and a ceiling price ranging between $1,245 per ounce and $1,325 per ounce for period from July to December 2016. During the second quarter of 2016, the Company realized a loss of $0.5 million on settled contracts.

DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
In March 2015, the results of a Feasibility Study ("FS") on the economic viability of an underground mine operating in conjunction with the existing open pit mine at Wassa were announced and the decision to progress with the construction of the underground mine was affirmed.
Decline development commenced in July 2015. Approximately 2,700 meters of advance was achieved on the Main, Ventilation and F Shoot Access declines by July 24, 2016 (or approximately 1,620 meters from January 1, 2016 to June 30, 2016). Decline development advanced at an average of 9.2 meters per day during the second quarter of 2016, compared to an average of 8.4 meters per day during the first quarter of 2016. The rate of development is expected to increase further in the second half of 2016 as efficiencies improve and more development faces become available.
Successful blasting of the first stope in the F Shoot took place on July 10, 2016, delivering the first stope ore from the new underground mine to the Wassa processing plant. This blast commenced pre-commercial production as expected.
The year to date capital expenditures for this project were $14.6 million including $1.3 million of capitalized interest. Project to date capital expenditures have totaled $36.8 million at June 30, 2016 including $3.8 million of capitalized interest. The Company continues to expect total capital expenditures of approximately $34 million to be incurred at Wassa in 2016.
Prestea
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently being refurbished and development is expected to commence in the fourth quarter of 2016.  A number of high grade surface deposits exist to the south of the underground mine which the Company is currently mining and processing through the non-refractory processing plant.
Prestea Underground
The FS results for the Prestea Underground Mine were reported in December 2015 indicating positive economics using conventional shrinkage mining methods.
In January 2016 an internal study was commenced to investigate changing the proposed FS mining method from conventional shrinkage mining to mechanized shrinkage mining. The study was completed in March 2016 and indicated better economics than conventional shrinkage mining methods.
Based on these improved economic parameters and on expectations for improved safety and efficiency using mechanized shrinkage mining, this method will be used for the extraction of the Prestea West Reef orebody. The change in mining method does not constitute a material change in the economics presented in the FS and the change in mining method has not resulted in any change to the mineral reserves or mineral resources at Prestea Underground.
Construction capital expenditure of $63 million for the underground mine is approved and work is progressing with engineering, procurement, rehabilitation and construction activities. Rehabilitation works along 24 level to improve the track for high-speed haulage and to install new electrical and water supply services is nearing completion.
The winder upgrade is progressing with manufacturing of key electrical and mechanical items, which combined with the shaft rehabilitation, will enable an increase in hoisting capacity to satisfy the production profile in 2017. Significant quantities of electrical equipment for the electrical upgrade have arrived onsite and construction has commenced. Other equipment and material procurement for the project is ongoing and in various phases of manufacturing and delivery to site.
Construction activities continue to advance according to schedule and pre-development of the resource is expected to commence as planned from the fourth quarter of 2016, with stoping expected to start in the second quarter of 2017.
The year to date capital expenditures for this project were $14.6 million including $1.1 million of capitalized interest. Project to date capital expenditures have totaled $20.5 million at June 30, 2016 including $2.3 million of capitalized interest. The Company continues to expect total capital expenditures of approximately $36 million to be incurred at Prestea in 2016.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located in the southwestern region of Ghana approximately 35 kilometers northeast of the town of Tarkwa, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended June 30,		Six Months Ended June 30,
		2016	2015	2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$25,649	$29,615	$61,598	$57,727

Mine operating expenses	$'000	23,291	24,412	47,326	49,231
Severance charges	$'000	—	322	113	803
Royalties	$'000	1,361	1,483	3,225	2,889
Operating costs to metals inventory	$'000	(2,733)	(1,621)	(4,968)	(477)
Inventory net realizable value adjustment	$'000	—	721	—	1,524
Cost of sales excluding depreciation and amortization	$'000	21,919	25,317	45,696	53,970
Depreciation and amortization	$'000	3,149	2,841	7,428	6,741
Mine operating margin/(loss)	$'000	$581	$1,457	$8,474	$(2,984)

Capital expenditures	$'000	13,413	6,979	21,951	17,405

WASSA OPERATING RESULTS
Ore mined	t	650,989	753,883	1,260,508	1,314,034
Waste mined	t	2,629,485	2,688,452	5,062,691	5,050,234
Ore processed	t	573,760	609,076	1,214,700	1,239,797
Grade processed	g/t	1.16	1.36	1.28	1.28
Recovery	%	94.0	94.1	94.0	93.4
Gold produced	oz	21,543	24,829	52,815	48,023
Gold sold	oz	21,092	24,829	51,978	48,023

Cash operating cost per ounce[1]	$/oz	975	918	815	1,015
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended June 30, 2016 compared to three months ended June 30, 2015
Production
Gold production was 21,543 ounces for the second quarter of 2016, a 13% decrease from the 24,829 ounces produced during the same period of 2015 as ore processed, ore grade and recovery were lower in the second quarter of 2016. Ore processed was lower due to a scheduled plant shutdown at the beginning of the second quarter.
Gold revenues
Gold revenues were $25.6 million for the second quarter of 2016, a 13% decrease compared to $29.6 million for the same period in 2015. The decrease was due to a 15% decrease in ounces of gold sold, offset by an increase in the average realized gold price to $1,216 per ounce in the second quarter of 2016, compared to $1,193 per ounce for the same quarter in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $21.9 million for the second quarter of 2016, compared to $25.3 million incurred during the same period in 2015. The lower cost of sales was mainly related to the lower mine operating expenses and higher build up of inventories as a result of less material mined and processed. Additionally, an inventory net realizable value adjustment of $0.7 million and severance charges of $0.3 million were recorded in the second quarter of 2015 compared to $nil in the second quarter of 2016.

Depreciation and amortization
Depreciation and amortization for the second quarter of 2016 totaled $3.1 million, compared to the $2.8 million recorded for the same period in 2015. The depreciation and amortization in the second quarter of 2016 was impacted by the lower reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce for the second quarter of 2016 totaled $975, up 6% from $918 in the same period of 2015. The higher cash operating cost per ounce was mainly due to a 13% decrease in gold sold as a result of a scheduled plant shutdown at the beginning of the second quarter.
Capital expenditures
Capital expenditures for the second quarter of 2016 totaled $13.4 million compared with $7.0 million during the same period in 2015. Sustaining capital expenditures were $2.0 million for the three months ended June 30, 2016 compared to $1.8 million in the same period of 2015. Development capital expenditures were $11.4 million for the three months ended June 30, 2016 compared to $5.2 million in the same period in 2015. Development capital expenditures in the second quarter of 2016 included $8.4 million of expenditures relating to the development of the Wassa Underground Mine and $2.9 million for the improvement of the tailings storage facility.
Six months ended June 30, 2016 compared to six months ended June 30, 2015
Production
Gold production was 52,815 ounces for the six months ended June 30, 2016, a 10% increase from the 48,023 ounces produced during the same period in 2015 due mainly to higher recovery in the first half of 2016. Throughput and grade processed during the second quarter of 2016 were consistent with the same quarter in 2015.
Gold revenues
Gold revenues were $61.6 million for the six months ended June 30, 2016, compared to $57.7 million for the same period in 2015. The increase was due to a 8% increase in ounces of gold sold, offset by decline in the average realized gold price to $1,185 per ounce for the six months ended June 30, 2016, compared to $1,202 per ounce for the six months ended June 30, 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $45.7 million for the six months ended June 30, 2016, compared to $54.0 million incurred during the same period in 2015. The lower cost of sales was mainly related to the lower mine operating expenses and higher build up of inventories as a result of more material mined.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2016 totaled $7.4 million, compared to $6.7 million recorded for the same period in 2015. The depreciation and amortization in the first half of 2016 was impacted by the lower reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce for the for the six months ended June 30, 2016 totaled $815, down 20% from $1,015 in the same period of 2015. The lower cash operating cost per ounce was due to a decline in processing cost per tonne as the electricity tariff was lower and efficiency on cyanide consumption improved.
Capital expenditures
Capital expenditures for the six months ended June 30, 2016 were $22.0 million compared with $17.4 million during the same period in 2015. Sustaining capital expenditures were $2.9 million for the six months ended June 30, 2016 compared to $4.0 million in the same period in 2015. Development capital expenditures were $19.1 million for the six months ended June 30, 2016 compared to $13.4 million in the same period in 2015. Development capital expenditures in the first half of 2016 included $14.6 million of expenditures relating to the development of the Wassa Underground Mine and $4.3 million for the improvement of the tailings storage facility.

BOGOSO/PRESTEA OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations and the Prestea mining operations located near the town of Prestea, Ghana. Bogoso/Prestea has a CIL processing facility which is suitable for treating non-refractory gold ore (“Non-refractory plant”) with capacity of up to 1.5 million tonnes per annum. Bogoso/Prestea also operated a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which used bio-oxidation technology to treat refractory ore (“Refractory plant”). The Company suspended the refractory operation at the end of the third quarter of 2015.
The Prestea mining operations consists of an existing underground mine, neighbouring open pit deposits and associated support facilities. Bogoso/Prestea currently processes the Prestea open pit ore through the non-refractory plant. Ore feed from the open pit operations commenced in the third quarter of 2015. The Prestea underground mine is currently being refurbished and development commenced in 2016.

		Three Months Ended June 30,		Six Months Ended June 30,
		2016	2015	2016	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$25,808	$36,181	$50,926	$84,588

Mine operating expenses	$'000	18,654	35,835	36,066	79,778
Severance charges	$'000	—	13,038	(184)	13,041
Royalties	$'000	1,320	1,810	2,616	4,232
Operating costs from/(to) metals inventory	$'000	1,063	2,738	(180)	(80)
Cost of sales excluding depreciation and amortization	$'000	21,037	53,421	38,318	96,971
Depreciation and amortization	$'000	987	10,334	2,504	18,019
Mine operating margin/(loss)	$'000	$3,784	$(27,574)	$10,104	$(30,402)

Capital expenditures	$'000	9,594	5,775	16,970	8,131

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	427,808	—	1,169,800
Ore mined non-refractory	t	306,157	—	689,334	—
Total ore mined	t	306,157	427,808	689,334	1,169,800
Waste mined	t	1,067,206	664,036	2,212,531	2,103,356
Refractory ore processed	t	—	513,550	—	1,085,356
Refractory ore grade	g/t	—	2.06	—	2.34
Gold recovery - refractory ore	%	—	68.1	—	69.5
Non-refractory ore processed	t	377,636	380,452	739,938	802,018
Non-refractory ore grade	g/t	1.95	0.87	2.07	0.90
Gold recovery - non-refractory ore	%	85.9	43.7	85.1	42.7
Gold produced - refractory	oz	—	25,702	—	60,291
Gold produced - non-refractory	oz	20,918	4,601	42,862	10,063
Gold produced - total	oz	20,918	30,303	42,862	70,354
Gold sold - refractory	oz	—	25,702	—	60,291
Gold sold - non-refractory	oz	20,912	4,601	42,694	10,063
Gold sold - total	oz	20,912	30,303	42,694	70,354

Cash operating cost per ounce [1]	$/oz	943	1,273	841	1,133
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three months ended June 30, 2016 compared to three months ended June 30, 2015
Production
Bogoso/Prestea non-refractory gold production was 20,918 ounces for the second quarter of 2016, compared to 4,601 ounces for the same period in 2015 due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015. Non-refractory production in the three months ended June 30, 2015 was processed from low grade tailings. Refractory gold production, which was suspended at the end of the third quarter of 2015, produced 25,702 ounces of gold during the second quarter of 2015.
Gold revenues
Gold revenues for the second quarter of 2016 were $25.8 million, down $10.4 million from $36.2 million in the second quarter of 2015 as a result of lower gold production. Gold sold totaled 20,912 ounces in the second quarter of 2016, down 31% from 30,303 ounces sold in the same period of 2015 due to the suspension of the refractory operation in the third quarter of 2015. The realized gold price increased 3%, averaging $1,234 per ounce in the second quarter of 2016, compared with $1,194 per ounce in the same period in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $21.0 million for the second quarter of 2016, down from $53.4 million for the same period in 2015. Mine operating expenses totaled $18.7 million in the second quarter of 2016, 48% lower than the $35.8 million incurred during the same period in 2015 mainly as a result of less material mined and processed due to the suspension of the high cost, high power consuming refractory operation and the $13.0 million of severance charges in the second quarter of 2015.
Depreciation and amortization
Depreciation and amortization expense decreased to $1.0 million for the second quarter of 2016, compared to $10.3 million for the second quarter of 2015. The lower depreciation and amortization expense for the second quarter of 2016 was due to lower production in the second quarter of 2016 and higher reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce was $943 for the second quarter of 2016, compared to $1,273 for the same period in 2015. This 26% decrease in cash operating costs per ounce is due to the change in cost profile at Prestea. Mining and processing costs in the second quarter of 2016 were attributable to the lower cost non-refractory operation whereas 85% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.
Capital expenditures
Capital expenditures for the second quarter of 2016 were $9.6 million compared to $5.8 million incurred during the same period in 2015 as a result of an increase in development capital expenditures. Development capital expenditures increased to $8.4 million in the second quarter of 2016 compared to $5.5 million in the same period in 2015. Development capital expenditures in the second quarter of 2016 were spent on the Prestea Underground Mine.
Six months ended June 30, 2016 compared to six months ended June 30, 2015
Production
Bogoso/Prestea non-refractory gold production was 42,862 ounces for the six months ended June 30, 2016, compared to 10,063 ounces for the same period in 2015 due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015. Non-refractory production for the six months ended June 30, 2015 was processed from low grade tailings. Refractory gold production, which was suspended at the end of the third quarter of 2015, produced 60,291 ounces of gold during the first half of 2015.
Gold revenues
Gold revenues for the six months ended June 30, 2016 were $50.9 million compared to $84.6 million for the same period in 2015. Gold sold totaled 42,694 ounces in the six months ended June 30, 2016, down 39% from 70,354 ounces sold in the same period in 2015 as a result of the suspension of the high cost refractory operation in the third quarter of 2015. The realized gold price was down 1%, averaging $1,193 per ounce in the six months ended June 30, 2016, compared to $1,202 per ounce in the same period in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $38.3 million for the six months ended June 30, 2016, down from $97.0 million for the same period in 2015. Mine operating expenses totaled $36.1 million for the six months ended June 30, 2016, 55%

lower than the $79.8 million incurred during the same period in 2015 mainly as a result of less material mined and processed due to the suspension of the high cost, high power consuming refractory operation.
Depreciation and amortization
Depreciation and amortization expense decreased to $2.5 million for the six months ended June 30, 2016, compared to $18.0 million for the same period in 2015. The lower depreciation and amortization expense for the six months ended June 30, 2016 was due to lower production in the first half of 2016 and higher reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce was $841 for the six months ended June 30, 2016, compared to $1,133 for the same period in 2015. This 26% decrease in cash operating costs per ounce is due to the change in cost profile as a result of mining oxide, non-refractory ore at Prestea compared to refractory ore at Bogoso during 2015. Mining and processing costs in the first half of 2016 were attributable to the lower cost non-refractory operation whereas 86% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.
Capital expenditures
Capital expenditures for the six months ended June 30, 2016 were $17.0 million compared to $8.1 million during the same period in 2015. Development capital expenditures were $14.6 million in the first half of 2016 compared to $7.6 million in the same period in 2015. Development capital expenditures in the first half of 2016 were all attributable to the Prestea Underground Mine.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Revenues	$51,457	$61,067	$56,420	$56,452	$65,796	$76,519	$86,586	$77,758
Cost of sales excluding depreciation and amortization	42,956	41,058	39,354	55,199	78,738	72,203	71,410	70,774
Net (loss)/earnings	(22,836)	2,314	14,217	(8,526)	(68,988)	(15,113)	(53,545)	1,165
Net (loss)/earnings attributable to shareholders of Golden Star	(22,034)	2,051	13,781	(6,832)	(61,503)	(13,127)	(48,155)	2,593
Net (loss)/earnings per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.08)	$0.01	$0.05	$(0.03)	$(0.24)	$(0.05)	$(0.19)	$0.01

LIQUIDITY AND FINANCIAL CONDITION
The Company held $7.6 million in cash and cash equivalents as of June 30, 2016, down from $35.1 million at December 31, 2015. An advance payment of $20 million was received from RGLD pursuant to the Streaming Agreement during the second quarter of 2016. The Company received an additional $20 million scheduled advance payment from RGLD on July 1, 2016 . The December 31, 2015 cash balance included the $20 million scheduled advance payment from RGLD on December 31, 2015. On May 9, 2016, the Company completed its previously announced bought deal and received net proceeds of $13.7 million. During the six months ended June 30, 2016, operations provided $7.1 million, investing activities used $45.0 million and financing activities provided $10.4 million of cash.
Before working capital changes, operations provided $30.1 million of operating cash flow during the six months ended June 30, 2016, compared to $19.5 million used by operations in the same period in 2015. Cash provided by operations increased primarily due to the $20 million advance payment from RGLD and a higher mine operating margin during the first half of 2016 compared to the same period in 2015.
Working capital used $23.0 million during the first half of 2016, compared to $21.7 million provided by working capital in 2015. The working capital changes in the first half of 2016 related to a $16.0 million decrease in accounts payable and accrued liabilities, a $6.2 million increase in inventory, and a $1.7 million increase in accounts receivable, offset by a $0.9 million increase in prepaid and other. The reduction of accounts payable and accrued liabilities was due to an agreement reached with a vendor whereby the Company paid $12.0 million in cash and agreed with the vendor to defer $24.5 million to be payable in 24 equal monthly installments starting in January 2018.
The working capital deficit increased from $65.8 million at December 31, 2015 to $119.5 million at June 30, 2016 due to the reclassification of the 5% Convertible Debentures to current liabilities as the debentures mature on June 1, 2017.
Investing activities used $45.0 million during the first half of 2016, which included $14.6 million on the development of the Wassa Underground Mine, $14.0 million on the development of the Prestea Underground Mine, $4.3 million on the expansion of the tailings storage facility at Wassa and $2.3 million on the Prestea open pit mines.
Financing activities provided $10.4 million cash in 2016 compared to $6.3 million provided in 2015. During the six months ended June 30, 2016, the Company received net proceeds of $13.7 million from the bought deal transaction, drew down the remaining $3.0 million on the Ecobank Loan II, made $4.6 million principal repayments of debt and repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.7 million.
LIQUIDITY OUTLOOK
As of June 30, 2016, the Company had $7.6 million in cash and a working capital deficit of $119.5 million. Excluding the non-cash deferred revenue and the 5% Convertible Debentures that have been reclassified into current liabilities, the working capital deficit was $43.2 million.
In April 2016, the Company bought back $3.6 million principal of the 5% Convertible Debentures, as a result, the outstanding balance has reduced to $73.9 million due on June 1, 2017.
In July 2015, the Company closed the streaming and financing arrangements with Royal Gold, Inc. and its wholly-owned subsidiary RGLD. The Streaming Agreement consists of a $145 million gold stream, of which $115 million (including $20 million received on July 1, 2016) has been received to date. The Company expects to receive a further $30 million in stream payments upon satisfaction of the development progress of the Wassa and Prestea underground mines.
In addition to the cash operating costs, the Company pays a 5% royalty to the Government of Ghana, reclamation expenditures, corporate general and administration expenditures, interest and principal payments on long term debt and capital expenditures.
The Company expects to incur $51 million on capital expenditures during the second half of 2016, of which $48 million is development capital expenditure and $3 million is sustaining capital expenditure. If gold prices fall significantly from current levels the Company could defer some of the development capital expenditure to meet its obligations.
The Company expects that the existing cash balance, the proceeds from the Streaming Agreement combined with the expected mine operating margin will be sufficient to fund operations and capital expenditures as required for the development of the Wassa Underground and the Prestea Underground Mines.
The Company has $73.9 million of 5% Convertible Debentures due on July 1, 2017. On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company’s common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of the Company’s common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity due date (the “Current Market Price”)

provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date. If the Company elects to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The Company is in the process of assessing the optimal settlement of the Convertible Debentures. Considerations of the optimal settlement will include, expected gold price, the Company’s cash balance prior to maturity, the Company’s share price prior to maturity and the expected future cash flow generated by operations. Failure by the Company to repay the 5% Convertible Debentures may cause the Company to delay or indefinitely postpone development activities or may cause the Company to suspend or terminate its operations or development activities, any of which could have a material adverse effect on the Company’s results of operations and financial conditions.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$87,057	$—	$—	$—	$87,057
Debt [1]	76,649	11,190	28,392	—	116,231
Finance leases	1,772	3,644	—	—	5,416
Vendor agreement	—	12,266	12,266	—	24,532
Interest on long term debt	3,992	11,638	2,216	—	17,846
Purchase obligations	17,729	—	—	—	17,729
Rehabilitation provisions[2]	4,687	19,512	26,313	31,679	82,191
Total	$191,886	$58,250	$69,187	$31,679	$351,002

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the Ecobank Loan II, the loan from Royal Gold and the equipment financing loans. Golden Star has the right to repay the remaining outstanding principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date unless applicable shareholder and stock exchange approvals have been obtained by the Company. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions in the six months ended June 30, 2016 and 2015 other than compensation of key management personnel which is presented in the table below. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Salaries, wages, and other benefits	$618	$634	$1,189	$1,394
Bonuses	285	328	531	656
Share-based compensation	4,039	398	7,030	696
	$4,942	$1,360	$8,750	$2,746
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net earnings/(loss) attributable to Golden Star shareholders","adjusted earnings/(loss) per share attributable to Golden Star shareholders" and "cash provided by operations before working capital changes".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs (excluding non-cash share-based compensation expenses), mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Non-cash share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Cost of sales excluding depreciation and amortization	$42,956	$78,738	$84,014	$150,941
Severance charges	—	(13,360)	71	(13,844)
Royalties	(2,681)	(3,293)	(5,841)	(7,121)
Metals inventory net realizable value adjustment	—	(721)	—	(1,524)
Cash operating costs	40,275	61,364	78,244	128,452
Royalties	2,681	3,293	5,841	7,121
Metals inventory net realizable value adjustment	—	721	—	1,524
Accretion of rehabilitation provision	342	441	684	881
General and administrative costs, excluding share-based compensation	3,248	3,299	6,126	6,402
Sustaining capital expenditures	3,248	1,134	5,263	3,626
All-in sustaining costs	$49,794	$70,252	$96,158	$148,006

Ounces sold	42,004	55,132	94,672	118,377
Cost per ounce measures ($/oz):
Cash operating cost per ounce	959	1,113	826	1,085
All-in sustaining cost per ounce	1,185	1,274	1,016	1,250
The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended June 30, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$21,919	$21,037	$42,956
Royalties	(1,361)	(1,320)	(2,681)
Cash operating costs	$20,558	$19,717	$40,275

Ounces sold	21,092	20,912	42,004

Cash operating cost per ounce	$975	$943	$959

	Six Months Ended June 30, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$45,696	$38,318	$84,014
Severance charges	(113)	184	71
Royalties	(3,225)	(2,616)	(5,841)
Cash operating costs	$42,358	$35,886	$78,244

Ounces sold	51,978	42,694	94,672

Cash operating cost per ounce	$815	$841	$826

	Three Months Ended June 30, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$25,317	$53,421	$78,738
Severance charges	(322)	(13,038)	(13,360)
Royalties	(1,483)	(1,810)	(3,293)
Metals inventory net realizable value adjustment	(721)	—	(721)
Cash operating costs	$22,791	$38,573	$61,364

Ounces sold	24,829	30,303	55,132

Cash operating cost per ounce	$918	$1,273	$1,113

	Six Months Ended June 30, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$53,970	$96,971	$150,941
Severance charges	(803)	(13,041)	(13,844)
Royalties	(2,889)	(4,232)	(7,121)
Metals inventory net realizable value adjustment	(1,524)	—	(1,524)
Cash operating costs	$48,754	$79,698	$128,452

Ounces sold	48,023	70,354	118,377

Cash operating cost per ounce	$1,015	$1,133	$1,085
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net earnings/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net earnings/(loss) attributable to Golden Star shareholders to adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net loss attributable to Golden Star shareholders	$(22,034)	$(61,503)	$(19,983)	$(74,630)
Add back:
Share-based compensation expenses	5,396	1,530	9,740	2,059
Loss on fair value of financial instruments	18,071	1,266	20,278	5,002
Severance charges	—	13,360	(71)	13,844
Impairment charges	—	34,396	—	34,396
	1,433	(10,951)	9,964	(19,329)
Adjustments attributable to non-controlling interest	—	(4,776)	7	(4,824)
Adjusted net earnings/(loss) attributable to Golden Star shareholders	$1,433	$(15,727)	$9,971	$(24,153)

Adjusted earnings/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.01	$(0.06)	$0.04	$(0.09)
Weighted average shares outstanding - basic (millions)	273.1	259.5	259.9	259.5
Weighted average shares outstanding - diluted (millions)	273.1	259.5	259.9	259.5
In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the 5% Convertible Debentures, non-cash impairment charges, non-cash gain on reduction of asset retirement obligations, non-cash share-based compensation expenses, and severance charges, the Company calculates "adjusted net earnings/(loss) attributable to Golden Star shareholders" and "adjusted net earnings/(loss) per share attributable to Golden Star shareholders" to supplement the unaudited condensed interim consolidated financial statements.
Adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted net earnings/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of July 24, 2016, there were 282,727,008 common shares of the Company issued and outstanding, 16,434,582 stock options outstanding, 5,459,489 deferred share units outstanding, 5,000,000 warrants outstanding and 5% Convertible Debentures which are convertible into an aggregate of 44,758,182 common shares. The Company's share appreciation rights, performance share units and restricted share units are cash settled instruments.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2015.

CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at June 30, 2016	Basis of measurement	Associated risks
Cash and cash equivalents	$7,577	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	6,817	Loans and receivables	Foreign exchange/Credit
Trade and other payables	79,752	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	59,417	Fair value through profit and loss	Interest
Warrants	2,391	Fair value through profit and loss	Market price
Non-hedge derivative instruments	2,729	Fair value through profit and loss	Market price
Royal Gold loan, net of fees	18,335	Amortized cost	Interest
Ecobank Loan II, net of fees	21,878	Amortized cost	Interest
Equipment financing facility	2,940	Amortized cost	Interest
Finance leases	2,476	Amortized cost	Interest
Vendor agreement	21,973	Amortized cost	Interest/Foreign exchange
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Royal Gold loan, the Ecobank Loan II, the vendor agreement, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on the US treasury rate with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and six months ended June 30, 2016, revaluation losses of $15.2 million and $14.7 million were recorded respectively.
Warrants - The fair value of the warrants is estimated based on the Black-Scholes model. For the three and six months ended June 30, 2016, revaluation losses of $0.8 million and $2.0 million were recorded respectively.
Non-hedge derivative instruments - The fair value of the non-hedge derivative instruments is estimated based on the Black-Scholes model. For the three and six months ended June 30, 2016, a revaluation loss of $1.5 million and $2.7 million were recorded on collars and forward contracts that have not been settled.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2015 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial

Officer have concluded that, as of June 30, 2016, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2015, is available under the Company's profile on SEDAR at www.sedar.com.